UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-52365 CUSIP NUMBER: 867016-107

(Check One): _X_ Form 10-K        Form 20-F        Form 11-K         Form 10-Q    ___Form 10-D       Form N-SAR

        ____Form N-CSR

For Period Ended:  May 31, 2008

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    SUN WORLD PARTNERS, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  1530 9th Avenue SE

City, State and Zip Code:    CALGARY, ALBERTA T2G 0T7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K for the period ended May 31, 2008 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.  As a result, the Registrant’s independent auditors were not able to complete their review of the financial statements prior to August 29, 2008.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Tom Zapatinas

403

850-4120

(Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes               __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 30, 2008, Sun World Partners Inc. (“Sun World”) finalized the execution of an acquisition agreement dated April 22, 2008 (the “Acquisition Agreement”) between Sun World, H Pay Card Inc.(“H Pay”), Tiempo de Mexico Ltd. (“Tiempo”), Kimberley Coonfer (“Coonfer”), Caribbean Overseas Investments Ltd. (“Caribbean”) and the stockholders of H Pay (the “H Pay Stockholders”).  Under the terms of the Acquisition Agreement, we acquired all of the issued and outstanding shares of H Pay resulting in H Pay becoming a direct, wholly-owned subsidiary of Sun World.  Upon the acquisition of H Pay by Sun World, we issued the shareholders of H Pay an aggregate of 12,000,000 shares of the common stock of Sun World.  Pursuant to the terms of  the Acquisition Agreement all of the issued and outstanding shares of our subsidiary, Tiempo (the “Tiempo Shares”) were transferred to Coonfer and Caribbean in exchange for the  return to treasury of a total of 5,000,000 common shares of Sun World (the “Cancellation Shares”).  The Cancellation Shares were exchanged for the Tiempo Shares and $100,000 of the inter-company debt between Tiempo and Sun World was written off on the books of Tiempo and Sun World, and Tiempo provided a promissory note for the remaining intercompany debt between Tiempo and Sun World in the amount of $49,218.

As at May 30, 2008 Tiempo is no longer a subsidiary of Sun World and H Pay is a wholly owned subsidiary of Sun World.  The closing of this transaction effected a change in control of Sun World whereby the shareholders of H Pay became the controlling shareholders of Sun World.  As the acquisition of H Pay is now concluded, Sun World is currently engaged in the business of the development, distribution, marketing and sale of health care payment processing services and products.

For accounting purposes Sun World is treating the acquisition of H Pay as a reverse acquisition whereby H Pay is deemed to be the accounting acquirer and Sun World is the accounting acquiree. The historical operations of Sun World have been eliminated at their carrying values as of the date of the close of the transaction, May 30, 2008, and the operations of former wholly owned subsidiary Tiempo have been treated as discontinued operations.   No good will or intangible assets are recorded as a result of the merger.  The Company has recorded the issuance of 12,000,000 shares of common stock at par value of $0.001 in exchange for all the shares of H Pay (12,000,000).

As a result of the above transactions the Company expects to see a significant change from its prior period results.  The Company expects to report losses from the combined operations of the Company and H Pay, predominantly related to the research and development activities of H Pay, totaling approximately $24,000.  Further the Company expects to report a net loss per share of approximately $0.00 per share.

SUN WORLD PARTNERS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 29, 2008

By:  /s/ Tom Zapatinas

Name and Title:  Tom Zapatinas, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.